SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 January 2012
The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland (The Bank of Ireland)
Board Appointments
20 January 2012
_________________________________________________________________________________________________________________________________________________________________________________

Bank of Ireland announces the appointment with immediate effect to the Board of Directors of Mr. Patrick Haren and Mr. Kent Atkinson as non-executive directors.

Mr. Atkinson was Group Finance Director of Lloyds TSB Group for 8 years between 1994 and 2002. Prior to that, he held a number of senior executive appointments in Retail Banking with Lloyds, including Regional Executive Director for their South East region, and worked for 22 years in South America and the Middle East with the Group.  Mr. Atkinson is the Senior Independent Director, Chair of the Audit Committee and a member of the Risk Committee of UK Asset Resolution Ltd (which includes Bradford & Bingley plc and Northern Rock (Asset Management) plc), and the Senior Independent Director and Chair of the Audit Committee of Coca-Cola Hellenic Bottling Company SA.  He is also a board member of Gemalto NV and sits on the Audit Committee and the Strategy and M&A Committee.  Until recently he was a board member, Chair of the Audit and Compliance Committee, and a member of the Risk and the Investment Committees of Standard Life plc.  He was the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nominations Committees of Telent plc (previously Marconi Corporation plc) until November 2007.  He was non-executive director of Millicom International Cellular SA and a member of its Audit and Compensation Committees until May 2010.  Mr. Atkinson will be joining the Audit Committee and the Risk Committee.

Mr. Patrick Haren is a former CEO of the Viridian Group, having joined Northern Ireland Electricity (NIE), the regional electricity supplier, in 1992 as Chief Executive.  He led the privatisation of NIE by IPO in 1993 and grew the business under the new holding company Viridian through 2000-2007, positioning the company as the market leader in independent electricity generation and supply in competitive markets in Ireland, North and South.
He previously worked with the ESB, including as Director, New Business Investment, ESB. He served as a board member of Invest Northern Ireland for a number of years. Mr. Haren will be joining the Audit Committee and the Remuneration Committee.

There were no details requiring disclosure for Mr. Haren or Mr. Atkinson under paragraph 6.6.7 (2) to (6) of the Listing Rules.

20 January 2012
Enquiries-
Helen Nolan, Group Secretary 00-353-76- 623-4710
Dan Loughrey, Head of Group Communications 00 -353- ###-##-####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  20 January 2012